XANODYNE PHARMACEUTICALS, INC.
One Riverfront Place
Newport, Kentucky 41071
October 24, 2008
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Rose Zukin, Esq.

Re:	Xanodyne Pharmaceuticals, Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form S-l
File No. 333-147269
Ladies and Gentlemen:
Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Xanodyne Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-l (File No. 333-147269) (the “Registration Statement”).
The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time due to market conditions. The Company confirms that no securities of the Company have been sold under the Registration Statement.
Pursuant to Rule 477(c), the Company advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.
If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (859) 371-6383 or Brian A. Johnson of Wilmer Cutler Pickering Hale and Dorr LLP, the Company’s outside counsel, at (212) 230-8800.
Sincerely,

Xanodyne Pharmaceuticals, Inc.

By: Name:	/s/ Stephen A. Stamp Stephen A. Stamp
Title:	Chief Financial Officer and Executive
Vice President, Business Development